

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Jing Tang
Chief Financial Officer
Able View Global Inc.
Room 1803, Shanghai International Building
511 Weihai Road, Jing'an District
Shanghai
China

>   **Re: Able View Global Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed May 31, 2023**
>   **File No. 333-270675**

Dear Jing Tang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4 Filed May 31, 2023

The NTA Requirement Amendment Proposal, page 155

1. We note your revisions to include an amendment to the charter to remove the requirement to maintain US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related condition to the closing of the Business Combination that is also dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. Also, revise your risk factor disclosure to discuss the risk that Pubco Ordinary Shares may not be approved for initial listing on NASDAQ, in light of your dependence

upon this status to avoid a "penny stock" determination, and discuss the consequences of such outcome.

You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen